Exhibit 21.1

PERFUMANIA HOLDINGS, INC.

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	STATE OF INCORPORATION

Perfumania, Inc.	Florida

Magnifique Parfumes and Cosmetics, Inc.	Florida

Perfumania Puerto Rico, Inc.	Puerto Rico

Ten Kesef II, Inc.	Florida

Perfumania.com, Inc.	Florida

Quality King Fragrance, Inc.	New York

Five Star Fragrance Company, Inc.	New York

Scents of Worth	Florida

Model Reorg Acquisition, LLC	Delaware